SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

Multi-Fineline Electronix, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

62541B-10-1

(CUSIP Number)

Todd Turall, Esq.

3600 South Lake Drive

St. Francis, WI 53235

(414) 294-7000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 18, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Amendment No. 3 to Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Michael A. Roth and Brian J. Stark, as joint filers pursuant to Rule 13d-1(k)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,000,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,000,000 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14		TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer.

This Amendment No. 3 to Schedule 13D relates to shares of Common Stock, $0.0001 par value per share (the “Common Stock”) of Multi-Fineline Electronix, Inc. (the “Issuer”). The principal executive office of the Issuer is 3140 East Coronado Street, Anaheim, California 92806.

Item 2. Identity and Background.

(a)              This Amendment No. 3 to Schedule 13D is filed on behalf of Michael A. Roth and Brian J. Stark (collectively, the “Reporting Persons”).

(b)              The principal place of business of the Reporting Persons is 3600 South Lake Drive, St. Francis, WI 53235.

(c)	See Item 5.

(d)              Neither of the Reporting Persons has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)              Neither of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Persons are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Available net assets were utilized to purchase the securities referred to in this Schedule. The total amount of the funds used to make the purchases described in Item 5 was $65,903,412.83.

Item 4. Purpose of Transaction.

On March 30, 2006, the Issuer announced that, subject to the satisfaction or waiver of certain specified conditions, it intends to make an offer (the “Offer”) to purchase all of the issued ordinary shares of MFS Technology Ltd (“MFS”) in a voluntary general offer under Singapore law. The shareholders of MFS will be offered the option to receive either 0.0145 shares of the Issuer’s Common Stock for each share of MFS or cash. Completion of the Offer, if made, is dependent upon, among other things, approval by the stockholders of the Issuer of the issuance of the shares of Common Stock to be issued in the transaction.

Stark (as defined below) acquired the Common Stock reported herein in part to potentially cast votes in respect of the Offer.

Item 5. Interest in Securities of the Issuer.

(a)(b)     The Reporting Persons currently beneficially own an aggregate of 3,000,000 shares of Common Stock, or 12.3% of the outstanding shares of Common Stock of the Issuer, which the Company has indicated in its Form 10-Q for the quarterly period ended June 30, 2006 to be 24,439,205 shares as of July 31, 2006.

All of the foregoing represents an aggregate of 3,000,000 shares of Common Stock held directly by Stark Master Fund Ltd. (“Stark Master”) and Stark Asia Master Fund Ltd. (“Stark Asia”) (Stark Master and Stark Asia shall collectively be referred to as “Stark”). The Reporting Persons direct the management of Stark Offshore Management, LLC (“Stark Offshore”), which acts as the investment manager and has sole power to direct the management of Stark Master and Stark Asia Management LLC (“Stark Asia Management”), which acts as investment manager and has sole power to direct the management of Stark Asia. As the Managing Members of Stark Offshore and Stark Asia Management, the Reporting Persons possess voting and dispositive power over all of the foregoing shares. Therefore, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Persons may be deemed to be the beneficial owners of, but hereby disclaim such beneficial ownership of, the foregoing shares.

(c)(d)(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 - Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2006

/s/ Michael A. Roth

Michael A. Roth

/s/ Todd M. W. Turall

Todd M. W. Turall, as Attorney-in-

fact for Brian J. Stark*

* Pursuant to that certain Power of Attorney incorporated by reference to the Schedule 13G filed on behalf of Michael Roth on April 17, 2006.

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to 3,000,000 shares of Common Stock of Multi-Fineline Electronix, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on August 21, 2006.

/s/ Michael A. Roth

Michael A. Roth

/s/ Todd M. W. Turall

Todd M. W. Turall, as Attorney-in-

fact for Brian J. Stark*

* Pursuant to that certain Power of Attorney incorporated by reference to the Schedule 13G filed on behalf of Michael Roth on April 17, 2006.